UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 7, 2016

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated December 30, 2015 announcing the settlement with Turk Telekom Group.

Istanbul, December 30, 2015

Announcement Regarding the Settlement with Turk Telekom Group

Subject: Statement made pursuant to Communique II-15.1 of the Capital Markets Board

Turkcell Group and Turk Telekom Group reached an agreement to mutually settle the ongoing lawsuits, enforcement procedures and disputes between Turkcell Group companies including Turkcell İletişim Hizmetleri A.Ş., Superonline İletişim Hizmetleri A.Ş., Kule Hizmet ve İşletmecilik A.Ş., and Turk Telekom Group companies including Türk Telekomünikasyon A.Ş., Avea İletişim Hizmetleri A.Ş., ve TTNet A.Ş..

In this regard, Turkcell Iletişim Hizmetleri A.Ş. will be making a payment of TRY 225,000,000 (two hundred twenty-five million Turkish Lira) to Turk Telekom Group which is the net of right, receivables and claims of both parties (excluding VAT and special communication tax, including all other tax and financial obligations and interest). The provision booked for the respective lawsuits on Turkcell Iletişim Hizmetleri A.Ş.’s financial statements as of September 30, 2015 was around TRY 161,000,000 (one hundred sixty-one million Turkish Lira).

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

You can follow us on twitter at http://twitter.com/TurkcellNews or visit our website www.turkcell.com.tr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: January 7, 2016	By:	/s/Murat Dogan Erden
	Name:	Murat Dogan Erden
	Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: January 7, 2016	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations Director